September 9, 2019

Robert Williams
Chief Executive Officer and President
Angel Oak Mortgage, Inc.
3344 Peachtree Road, Suite 1725
Atlanta, Georgia 30326

       Re: Angel Oak Mortgage, Inc.
           Draft Registration Statement on Form S-11
           Filed August 12, 2019
           CIK No. 0001766478

Dear Mr. Williams:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-11 filed August 12, 2019

Summary
Conflicts of Interest; Equitable Allocation of Opportunities, page 25

1. We note your disclosure that a substantial portion of the target assets in your portfolio were acquired from Angel Oak Mortgage Lending, and you expect that, in the future, a substantial portion of your portfolio will continue to consist of target assets acquired from
       Angel Oak Mortgage Lending. Please revise your disclosure to describe how your assets compare in terms of relevant metrics and characteristics to those that Angel Oak Mortgage
       Lending holds.
 Robert Williams
FirstName LastNameRobert Williams
Angel Oak Mortgage, Inc.
Comapany 9, 2019
September NameAngel Oak Mortgage, Inc.
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Our Exclusion From Regulation Under the Investment Company Act, page 31

2. We note your disclosure that you expect that most of your investments will be held by your wholly-owned or majority-owned subsidiaries and that most of these subsidiaries will rely on the exclusion from the definition of an investment company under Section
         3(c)(5)(C) of the Investment Company Act. Please provide us with a supplemental detailed analysis of how your and each of your subsidiaries' investment strategy and business model will support that exemption or any other relevant specific exemption.
         Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.
Risk Factor
Prepayment rates may adversely affect the value of our portfolio, page 58

3. Please provide the constant prepayment rate for your portfolio or tell us why this information is not material.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
118

4. You state on pages F-17 and F-41 that a reduction in the value of pledged assets would require the company to provide additional collateral or fund margin calls, and that the company is in compliance with the repurchase agreements financial covenants as of
         March 31, 2019. Please revise your disclosure, where applicable, to disclose the haircuts, who calculates the collateral value, and how and what triggers margin calls. Additionally, please provide a brief description of the financial covenants. Repurchase Agreements, page 123

5. For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the quarters you have engaged in this type of financing. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts. Additionally confirm that you will include this information in future filings.
Our Portfolio, page 131

6. You disclosed $206.4 million of non-QM loans and other target assets as of March 31,
         2019. Please note that on page 118, you have disclosed $106.5 million of non-QM loans and other target assets as of March 31, 2019. Please advise.
Our Competitive Strengths, page 150

7.       We note your disclosure regarding AOMT 2019-2 Characteristics on page
152. Please
 Robert Williams
FirstName LastNameRobert Williams
Angel Oak Mortgage, Inc.
Comapany 9, 2019
September NameAngel Oak Mortgage, Inc.
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FirstName LastName
         also consider providing similar characteristics for your non-QM loans owned directly and your commercial real estate loans.
Management
Executive Compensation, page 182

8. You state that your manager will be entitled to reimbursement for costs of the wages, salaries and benefits incurred by your manager for your dedicated Chief Financial Officer and Treasurer and a pro rata portion of the costs of the wages, salaries and benefits incurred by your manager with respect to the partially dedicated employee based on the percentage of such person's working time spent on matters related to the company. We also note your disclosure on page 127 that, for the three months ended March 31, 2019, and from September 18, 2018 (commencement of operations) through December 31,
         2018, your management fee expense was approximately $186,000 and $101,000, respectively. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the base management fee, incentive fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of the dedicated CFO and Treasurer.
Our Manager and the Management Agreement
Base Management Fees, Incentive Fees and Reimbursement of Expenses
Incentive Fee, page 193

9. Please consider providing a numerical hypothetical example for your incentive fee.
Interim Financial Statements For The Period Ended March 31, 2019
Note 3 - Variable Interest Entities, page F-38

10. We note that you determined you are not the primary beneficiary of AOMT 2019-2 and an affiliate of the Company is responsible for the decision-making of the primary activities that impact the economic performance of AOMT 2019-2. Please tell us the facts and circumstances that you relied upon in coming to this conclusion. Your response should discuss the ownership and management structure of AOMT 2019-2, the roles and responsibilities of each entity involved, the existence of any kick-out or participating rights, and discussion of the dynamics within any related party groups.
General

11. We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind pool" offering. Please provide your analysis on the applicability of prior performance disclosures from Securities Act Industry
         Guide 5. See also Securities Act Release 33- 6900 (June 17, 1991). Robert Williams
Angel Oak Mortgage, Inc.
September 9, 2019
Page 4
12. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Wilson Lee,
Staff Attorney, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the
Investment Company Act, please contact Rochelle Plesset in the Division of Investment
Management at (202) 551-6840. Please contact Folake Ayoola, Senior Counsel, at
(202) 551-
3673 or Sonia Barros, Assistant Director, at (202) 551-3655 with any other questions.



                                                            Sincerely,

FirstName LastNameRobert Williams                           Division of
Corporation Finance
                                                            Office of Real
Estate and
Comapany NameAngel Oak Mortgage, Inc.
                                                            Commodities
September 9, 2019 Page 4
cc:       J. Gerard Cummins
FirstName LastName